As filed with the Securities and Exchange Commission on February 2, 2011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

Cable & Wireless Worldwide plc
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Cable &  Wireless Americas Operations, Inc.
20110 Ashbrook Place, Ste 170
Ashburn VA 10147
+1 571 223 3224
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Adam Wells, Esq. Herbert Smith LLP Exchange House, Primrose Street London EC2A 2HS United Kingdom +44 20 7374 8000	Scott A. Ziegler, Esq. Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 Telephone: (212) 319-7600

It is proposed that this filing become effective under Rule 466:	☐ ☐	immediately upon filing. on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 10 ordinary shares of Cable & Wireless Worldwide plc	100,000,000	$0.05	$5,000,000	$580.50

*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Location in Form of American
Depositary Receipt (“Receipt”)
Item Number and Caption			Filed Herewith as Prospectus

1.	Name of depositary and address of its principal		Face of Receipt, introductory
	executive office		paragraph and bottom center

2.	Title of Receipts and identity of deposited securities		Face of Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented	Face of Receipt, upper right corner
		by one American Depositary Share	and introductory paragraph

	(ii)	The procedure for voting, if any, the deposited	Paragraphs (14), (15) and (18)
securities

	(iii)	The collection and distribution of dividends	Paragraphs (2), (9), (13) and (21)

	(iv)	The transmission of notices, reports and proxy	Paragraphs (12), (14), (15) and (21)
soliciting material

	(v)	The sale or exercise of rights	Paragraphs (1), (2), (6), (9), (13) and
(21)

	(vi)	The deposit or sale of securities resulting from	Paragraphs (3), (4), (6), (9), (13) and
		dividends, splits or plans of reorganization	(16)
	(vii)	Amendment, extension or termination of the	Paragraphs (20) and (21) (no
		deposit arrangements	provision for extensions)

	(viii) Rights of holders of Receipts to inspect the		Paragraph (12)
transfer books of the depositary and the list of
holders of Receipts

	(ix)	Restrictions upon the right to deposit or	Paragraphs (2), (4), (6) and (22)
withdraw the underlying securities

	(x) Limitation upon the liability of the depositary	Paragraphs (6), (10), (15), (16), (17),
(18) and (21)

3.	Fees and charges which may be imposed directly or	Paragraph (9)
indirectly against holders of Receipts

Item 2. AVAILABLE INFORMATION		Paragraph (12)

(a) As set forth in Paragraph (12) of the Form of Receipt constituting the prospectus included herein, Cable & Wireless Worldwide plc publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended on its Internet Web site (www.cw.com) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)
Form of Deposit Agreement, dated as of      , 2011, by and among Cable & Wireless Worldwide plc, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt at least thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Cable & Wireless Worldwide plc, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 2, 2011.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing ten ordinary shares of Cable & Wireless Worldwide plc.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Christopher Konopelko
Name:	Christopher Konopelko
Title:	Vice President

By:	/s/ James Kelly
Name:	James Kelly
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Cable & Wireless Worldwide plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England on January 31, 2011.

Cable & Wireless Worldwide plc

By:	/s/ Tim Weller
Name:	Tim Weller
Title:	Director

Know all persons by these present that each officer or director whose signature appears below constitutes and appoints James Marsh and Timothy Peter Weller, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on January 31, 2011.

Signatures	Capacity

/s/ John Pluthero	Chairman of the Board of Directors
John Pluthero

/s/ Robert John Orr Barton	Deputy Chairman, Non-Executive Director
Robert John Orr Barton	and Senior Independent Director

/s/ James Marsh	Chief Executive Officer and
James Marsh	Executive Director

/s/ Timothy Peter Weller	Chief Financial Officer and
Timothy Peter Weller	Executive Director

/s/ Alan Clive Butler	Non-Executive Director
Alan Clive Butler

/s/ Penelope Lesley Hughes	Non-Executive Director
Penelope Lesley Hughes

/s/ Philip James Stephen Davis	Authorized Representative in the
Philip James Stephen Davis	United States

INDEX TO EXHIBITS

Exhibit Number
(a) Form of Deposit Agreement (d) Opinion of counsel to the Depositary